Exhibit 99.1

PERION ACQUIRES CONTENT IQ AND ITS BREAKTHROUGH PUB-TECH OPTIMIZATION SOLUTION
TO STRATEGICALLY PROPEL DISRUPTIVE SYNCHRONIZED DIGITAL BRANDING OFFERING

Strategic and Accretive Acquisition Creates Synergies Across Perion’s Business Units and Prepares Perion for
“Cookie-Less” Future

Tel Aviv & New York – January 14, 2020 – Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising - ad search, social media and display / video advertising -  announced today that it has consummated the acquisition of Content IQ (“CIQ”). CIQ is a privately held company founded in 2014, based in New York City with offices in Tel Aviv, and employs 51 people. CIQ is a digital publishing orchestration system with proprietary data algorithms and analytic tools which deconstruct content, revenue and distribution to solve today's biggest digital publishing challenges.

Content IQ Financial Highlights and Outlook

•	Revenues for the first nine months of 2019 were approximately $26 million
•	Adjusted EBITDA for the first nine months of 2019 was approximately $4 million
•	Revenues for Full-Year 2019 are expected to be approximately $39 million
•	GAAP Net Income Full-Year 2019 is expected to be approximately $5.5 million
•	Adjusted EBITDA Full-Year 2019 is expected to be approximately $5.9 million

Under the terms of the agreement, Perion acquired all the shares of CIQ for a total consideration of $73.05 million, of which $15 million in cash was paid upon closing, with an additional maximum $11 million will be paid as a retention incentive. As part of the total consideration, there is a maximum of $47.05 million in earn-outs over a period of two years. The earn-outs are tied to revenue and EBITDA-based metrics that would be paid in full if CIQ generates $158 million in revenues and more than $17 million of EBITDA in aggregate, over the next two years. Further details on the agreement terms and earn-out provisions as well as a reconciliation between GAAP and non-GAAP financial measures are included in a Form 6-K furnished to the Securities and Exchange Commission.

Doron Gerstel, Perion’s CEO, commented, “As brands find it increasingly difficult to effectively tell their story to consumers, and branded content becomes a more critical and effective form of engagement, a new paradigm is required. Brands must gain the ability to scale to highly relevant audiences, and through that to assert greater control over the media environment.  CIQ’s offering fills this gap and provides Perion with a proprietary solution that gives publishers and brands the tools they need to prosper in a challenging digital world.”

Mr. Gerstel continued, “CIQ also prepares Perion for a ‘cookie-less’ environment, as GDPR, CCPA and the advent of other regulations reshape the digital advertising ecosystem. Without cookies, publishers will have to find new ways to measure and track user engagement, thus increasing the value of content and contextual advertising.   The acquisition of CIQ positions Perion to effectively address these evolving needs of brands, through the addition of industry-defining ‘pub-tech capabilities’, which use AI and machine learning to optimize content and page-level reader engagement.”

Eyal Kaplan, Perion’s Chairman, added, “With the financial optimization of Perion and the turnaround of our Search business completed, the Board has prioritized efforts to further expand and enhance the technological capabilities of our Synchronized Digital Branding as a key step to drive a more sustainable, predictable and profitable operating model. The acquisition of CIQ provides a strategic and significant opportunity for Perion to bolster that effort as the ad-tech landscape continues to rapidly evolve. I am confident that this acquisition will further diversify our offering, providing significant and accretive growth opportunities across our business.  With the earnout, we have prudently structured the acquisition to reduce risk and to ensure that CIQ’s financial contribution to Perion’s top and bottom line are properly aligned with the investment we are making.”

As part of its integration plan, Perion will relocate the CIQ New York operations into its New York offices to help create a culture of integrated operations and shared values.

“We couldn’t be more pleased to be joining the Perion family,” said Asaf Katzir, co-founder of CIQ. “We believe that our core technology and offering to the publishers are synergetic to Perion’s vision of establishing a new media supply chain.”

Ziv Yirmiyahu, co-founder of CIQ, added, “This acquisition is mutually beneficial.  For the entire CIQ team, there is a significant opportunity to achieve exponential growth by leveraging Perion’s existing network of hundreds of premium publishers and direct brand relationships, as well as their partnership with Microsoft Bing.”

Canaccord Genuity and Lake Street acted as special advisors to Perion.

Perion’s management will present today at the Needham 22nd Growth conference. Doron Gerstel, Perion’s Chief Executive Officer will host a group presentation at 8:40 a.m. ET. The group presentation will be via webcast and can be accessed by using the following link:

 http://wsw.com/webcast/needham94/peri/

Updated IR presentation will be available on Perion’s investor relations website at https://www.perion.com/ir-info/ as of 9:00 a.m. ET.

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

About Content IQ
Content IQ is a privately held company founded in 2014, based in New York City with offices in Tel Aviv, and employs 51 people.  Content IQ has created data algorithm and analytics tools that deconstruct content, revenue and distribution to solve today's biggest digital publishing challenges.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion and Content IQ. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion and the acquired company, Content IQ, to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion and Content IQ including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Rami Rozen
+972 (73) 398-1000
investors@perion.com
Source: Perion Network Ltd.